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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Envoy Communications Goup, Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
0002939861
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	493143101

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,900,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,900,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 2 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on September 26, 2006, as amended on October 30, 2006 (the “Schedule 13D”), with respect to the Common Shares, no par value (“Common Shares”), of Envoy Communications Group (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety to read as follows:
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $3,778,213.27 to acquire 1,900,000 Common Shares in open market transactions. The Common Shares were purchased by three different entities controlled by the Reporting Person.
Item 5. Interest in Securities of the Issuer
The 1,900,000 Common Shares owned by the Reporting Person constitute 9.79% of the outstanding Common Shares of the Issuer, based on the outstanding Common Shares described in the Issuer’s most recent public filing.
The Reporting Person has sole voting and dispositive power with respect to the Common Shares.
The Reporting Person purchased the following Common Shares of the Issuer in open market transactions during the past 60 days:

Purchase Date	No. of Shares	Price Per Share	Aggregate Consideration
09/19/2006	73,199	$2.14380	$156,924.02
09/20/2006	53,124	$2.14490	$113,945.67
09/21/2006	32,100	$2.16930	$69,634.53
09/22/2006	4,508	$2.16000	$9,737.28
09/25/2006	152,882	$2.18670	$334,307.07
09/29/2006	5,050	$2.18760	$11,047.38
10/02/2006	33,518	$2.19790	$73,669.21
10/03/2006	30,600	$2.17910	$66,680.46
10/04/2006	33,574	$2.17670	$73,080.53
10/05/2006	10,000	$2.19000	$21,900.00
10/06/2006	9,400	$2.19000	$20,586.00
10/09/2006	43,700	$2.19000	$95,703.00
10/10/2006	400	$2.19000	$876.00
10/11/2006	700	$2.19000	$1,533.00
10/25/2006	11,900	$2.29920	$27,360.48
10/26/2006	200	$2.30000	$460.00
10/27/2006	176,258	$2.37490	$418,595.12
11/07/2006	6,084	$2.35000	$14,297.40
11/08/2006	20,079	$2.34070	$46,998.92
11/09/2006	50,000	$2.34150	$117,075.00
11/10/2006	96,387	$2.30280	$221,959.98
11/13/2006	32,012	$2.27550	$72,843.31
11/14/2006	22,400	$2.27880	$51,045.12
11/16/2006	23,038	$2.43740	$56,153.00

Totals	1,072,113		$2,372,024.99
The Common Shares were purchased by three different entities controlled by the Reporting Person.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 17, 2006
/s/ Richard L. Scott
Richard L. Scott

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